

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via: E-mail
Mr. Christopher J. Ryan
Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Ave., Suite 7
Ronkonkoma, New York 11779

      RE: **Lakeland Industries, Inc.**
               Form 10-K for the fiscal year ended January 31, 2011
               Filed April 7, 2011
               File No. 000-15535

Dear Mr. Ryan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant